FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of October 2009

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



October 27, 2009

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

                                                                October 27, 2009

                                             Company:        RICOH COMPANY, LTD.
                                             Representative: Shiro Kondo
                                                             President and CEO

                                             Contact:        Masakuni Kutsuwada
                                                             General Manager of
                                                             PR Department
                                                             +81-3-6278-5228

  NOTICE CONCERNING DIFFERENCE BETWEEN CONSOLIDATED FORECAST AND ACTUAL RESULTS

Ricoh Company, Ltd. ("Ricoh") announced its difference between consolidated forecast and actual results for the six months ended September 30, 2009.

1. Difference between consolidated forecast and actual results for the six months ended September 30, 2009

                                                                               (Millions of yen)
-----------------------------------------------------------------------------------------------
                                                                                   Net income
                                                                                attributable to
                                                                 Income before   Ricoh Company,
                                    Net sales  Operating income   income taxes        Ltd.
-----------------------------------------------------------------------------------------------
Previous forecast (A)
  (Announced on July 31, 2009)      1,005,000        11,000            6,000            1,000
-----------------------------------------------------------------------------------------------
Actual Results (B)                    988,791        13,995            6,766            1,808
-----------------------------------------------------------------------------------------------
Change (B - A)                        -16,209         2,995              766              808
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Percentage change                        -1.6%         27.2%            12.8%            80.8%
-----------------------------------------------------------------------------------------------
(Reference)
Actual  results for the six months
  ended September 30, 2008          1,065,927        65,076           58,875           34,345
-----------------------------------------------------------------------------------------------

2. Reason for difference

     Net sales of both domestic and overseas market were lower than our forecast. However the profit generated from Ricoh's group-wide cost reduction efforts offset the decrease in the gross profit stemming from the decrease in the net sales. As a result, the operating income, income before income taxes and net income attributable to Ricoh Company, Ltd. surpassed our forecast respectively.